UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: October 31, 1997
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 14.90

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  12)*

STATION CASINOS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

857689103

(CUSIP Number)

Frank J. Fertitta III

Chief Executive Officer

STATION CASINOS, INC.

2411 W. Sahara Avenue

Las Vegas, Nevada 89102

(702) 367-2411

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 29, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frank J. Fertitta III ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,619,896

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 7,619,896

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,619,896

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.2%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

Title of class of equity securities:  Common Stock, par value $.01 per share

Name and address of issuer:  Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada  89102

This Amendment No. 12 to Schedule 13D filed June 10, 1993 for Frank J. Fertitta III (the “Reporting Person”) is made to reflect the decrease in beneficial ownership by the Reporting Person since the date of Amendment No. 10 to the Schedule 13D filed August 29, 2003 as a result of the exercise of certain options to acquire common stock and the disposition of the corresponding underlying shares of common stock as described in Item 5(C) below.

Item 2.	Identity and Background

(A)   Name:  Frank J. Fertitta III

(B)   Business address:  2411 West Sahara Avenue, Las Vegas, Nevada 89102

(C)   Principal occupation and business address:  Chief Executive Officer, Station Casinos, Inc.,

2411 West Sahara Avenue, Las Vegas, Nevada 89102

(D)   Criminal proceedings:  No

(E)    Civil proceedings:  No

(F)    Citizenship:  United States

Item 3.	Source and Amount of Funds or Other Consideration
See Item 5(c) below.
Item 4.	Purpose of Transaction

The securities reported were disposed of as a result of the exercise of certain options to acquire common stock and the disposition of the corresponding underlying shares of common stock.  The remaining securities beneficially owned by the Reporting Person are being held for investment purposes.  At any time, the Reporting Person may determine to dispose of some or all of the common stock he holds, subject to applicable law.  The Reporting Person may also make purchases of common stock from time to time, subject to applicable law. Any decision to make such additional dispositions or purchases will depend, however, on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of the issuer.  Other than as set forth above, the Reporting Person has no plans or proposals which relate to or would result in any of the matters specified in Item 4 of Form 13D.

Item 5.	Interest in Securities of the Issuer

Frank J. Fertitta III

(A)  Aggregate shares and percentage beneficially owned:

7,619,896  (12.2%)

(B)   Sole voting and dispositive power:  7,619,896

Shared voting and dispositive power:  0

(C)   Transactions effected during past sixty days:

On December 1, 2003, Mr. Frank J. Fertitta III exercised options to acquire 53,400 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $31.3205 per share.  The 53,400 options to acquire common shares exercised on December 1, 2003 had a strike price of $9.75 per share.

On January 12, 2004, Mr. Frank J. Fertitta III exercised options to acquire 120,000 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $32.0757 per share.  The 120,000 options to acquire common shares exercised on January 12, 2004 had a strike price of $9.75 per share.

On January 13, 2004, Mr. Frank J. Fertitta III exercised options to acquire 113,000 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $32.4514 per share.  The 113,000 options to acquire common shares exercised on January 13, 2004 had a strike price of $9.75 per share.

On January 14, 2004, Mr. Frank J. Fertitta III exercised options to acquire 50,000 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $32.80 per share.  The 50,000 options to acquire common shares exercised on January 14, 2004 had a strike price of $9.75 per share.

On January 15, 2004, Mr. Frank J. Fertitta III exercised options to acquire 45,000 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $33.1035 per share.  The 45,000 options to acquire common shares exercised on January 15, 2004 had a strike price of $9.75 per share.

On January 23, 2004, Mr. Frank J. Fertitta III exercised options to acquire 32,000 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $33.1942 per share.  The 32,000 options to acquire common shares exercised on January 23, 2004 had a strike price of $9.75 per share.

On January 26, 2004, Mr. Frank J. Fertitta III exercised options to acquire 90,000 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $34.0561 per share.  The 90,000 options to acquire common shares exercised on January 26, 2004 had a strike price of $9.75 per share.

On January 29, 2004, Mr. Frank J. Fertitta III exercised options to acquire 240,000 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $34.5839 per share.  The 240,000 options to acquire common shares exercised on January 29, 2004 had a strike price of $9.75 per share.

On January 30, 2004, Mr. Frank J. Fertitta III exercised options to acquire 100,000 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $35.0709 per share.  Of the 100,000 options to acquire common shares exercised on January 30, 2004, (i) 75,000 had a strike price of $5.25 per share, and (ii) 25,000 had a strike price of $9.75 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.
Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27, 2004
Date
/s/ Frank J. Fertitta III
Signature
Frank J. Fertitta III
Name/Title